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                     January 8, 2024

       Tara Y. Harrison
       Executive Vice President & Chief Financial Officer
       Virginia National Bankshares Corporation
       404 People Place
       Charlottesville, VA 22911

                                                        Re: Virginia National
Bankshares Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40305

       Dear Tara Y. Harrison:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance